Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865

Orion Engineered Carbons S.A. Announces:

Third Quarter 2014 Financial Results

2014 Third Quarter Highlights

•	Adjusted EBITDA increased by 5.1% to €53.2 million compared to third quarter 2013, with strong performance in both Specialty Carbon Black and Rubber Carbon Black[1].

•	Cash from operations of €58.3M

•	Revenue of €329.8 million reflecting foreign exchange and lower oil price impacts

•	Specialty Carbon Black volumes increased by 2.6% compared to third quarter 2013

•	Rubber Carbon Black Adjusted EBITDA Margins expanded 150 basis points to 11.5% compared to third quarter 2013

•	Contribution margin improved by €5.8 million, or 5.8% compared to third quarter 2013

•	Loss for the period of €40.8 million includes non-recurring items of €6.4M mainly related to IPO expenses, an early redemption fee of €36.3 million to retire senior secured notes financing, and duplicate interest associated with retiring the former debt structure which was refinanced in third quarter 2014

•	Announces Dividend Policy of €40.0 million or €0.67 per share for 2014

•	Reaffirming FY 2014 Adjusted EBITDA guidance of €200 to €207 million

Luxembourg, Duchy of Luxembourg – November 13, 2014 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its third quarter of 2014.

[1]	See below for a reconciliation of Adjusted EBITDA to profit and loss for the period.

“I am pleased with our third quarter results. We are successfully executing our strategy, growing Specialty Black volumes and improving Rubber Black EBITDA margins. This drove solid Adjusted EBITDA growth of 5.1% over the prior year and generated substantial cash from operations of over €58M,” said Jack Clem, Orion’s Chief Executive Officer.

In EUR	Fiscal Year 2014				Fiscal Year 2013
	Third Quarter		First Nine Months		Third Quarter	First Nine Months
Revenue	329.8m		1,001.6m		336.1m	1,027.8m
Volume (in kmt)	246.4		751.6		244.9	738.1
Contribution Margin	106.1m		316.2m		100.3m	302.3m
Contribution Margin per metric ton	431		421		410	410
Operating Result (EBIT)	27.5m		82.8m		27.8m	81.9
Adjusted EBITDA	53.2m		159.2m		50.6m	147.6m
Profit or loss for the period	(40.8m	)	(47.6m	)	5.5m	(2.0m	)
Pro forma profit or loss for the period(1)(3)	N/A		14.9m		N/A	N/A
EPS (2)	(0.68)		(0.80)		0.09	(0.03)
Pro forma EPS(2)	N/A		0.25		N/A	N/A

Notes:

(1)	Pro forma profit or loss for end of Q3 2014 prepared on the same basis as the pro forma financial information included in our prospectus dated July 24, 2014 (the “Prospectus”), filed in connection with our initial public offering (the “IPO”), except that the pro forma for the first nine months reflects a final interest rate of 5% per annum on the refinanced debt (assumed 4.5% per annum in the Prospectus), and a final number of outstanding shares of 59.6 million (assumed in the Prospectus 58.9 million shares).
(2)	EPS and Pro forma EPS calculated using profit or loss for the period and based upon actual number of shares outstanding of 59,635,126 as of September 30, 2014.
(3)	Pro forma profit for the nine months period ended September 30, 2014 includes adjustment items of €19.0 million to EBITDA, consisting of consulting fees (€3.9 million), restructuring expenses (€3.0 million) and other non-operating expenses (€12.1 million) mainly related to IPO expenses and reconciling the difference between EBITDA and adjusted EBITDA. Pro forma profit for the nine month period ended September 30, 2014 based upon Adjusted EBITDA (i.e., after adjusting for IPO related costs, consulting fees and restructuring expenses on an after tax basis using an underlying group tax rate of 35%) totaled €0.46 per share.

Third Quarter 2014 Overview

An increase of 1.5 kmt resulted in a volume of 246.4 kmt in the third quarter of 2014 as compared to 244.9 kmt in the third quarter of 2013. This performance reflected increased volumes in both the Specialty and Rubber Carbon Black segments driven by Europe and the Americas, off-set by some weaker demand of Specialty Carbon Black in Korea and Rubber Carbon Black in South America.

While volumes in the quarter rose, revenue decreased by €6.2 million, or 1.9%, to €329.8 million in the third quarter of 2014 from €336.1 million in the third quarter of 2013 primarily due to targeted individual product mix effects within our two segments, as well as the pass through effect of declining oil prices. Contribution margin increased by €5.8 million, or 5.8%, to €106.1 million in the third quarter of 2014 from €100.3 million in the third quarter of 2013, driven primarily by Specialty Carbon Black sales in Europe, Korea and the Americas, as well as Rubber Carbon Black sales in Korea and the Americas partially offset by Europe.

Adjusted EBITDA increased by 5.1% to €53.2 million in the third quarter of 2014 from €50.6 million in the third quarter of 2013, reflecting the impact of the increased contribution margin and continued focus on cost control.

The positive development of our contribution margin and adjusted EBITDA in a period of declining oil prices reflects the effectiveness of our oil price change pass through contract mechanism.

First Nine Months 2014 Overview

An increase of 13.5 kmt resulted in a total volume of 751.6 kmt in the first nine months of 2014 as compared to 738.1 kmt in the first nine months of 2013. This performance was driven by growth in the Specialty Carbon Black segment particularly in the Americas as well as Europe. Sales volumes in our Rubber Carbon Black segment increased in the Americas and in South Korea, but were weaker in South Africa, Europe and South America.

While volumes grew by 1.8%, revenue decreased by €26.2 million, or 2.5%, to €1,001.6 million in the first nine months of 2014 from €1,027.8 million in the first nine months of 2013 mainly due to foreign exchange rate impacts as well as targeted individual product mix impacts in both segments.

Contribution margin increased by €14.0 million, or 4.6%, to €316.2 million in the first nine months of 2014 from €302.3 million in the first nine months of 2013, mainly due to the favorable impact of the higher sales volume in the Specialty Carbon Black segment especially in Europe, as well as overall contribution margin development in the Rubber Carbon Black segment.

Adjusted EBITDA increased by €11.6 million, or 7.9% to €159.2 million in the first nine months of 2014 from €147.6 million in the first nine months of 2013 as a result of the increase of contribution margin and our continued focus on cost control, offset in part by our investment in Specialty sales resources.

Quarterly Segment Results

Specialty Carbon Black

Volumes for the Specialty Carbon Black segment increased by 1.3 kmt, or 2.6%, to 51.0 kmt in the third quarter of 2014 from 49.7 kmt in the third quarter of 2013, reflecting increased demand in Europe and the Americas off-set by some weaker demand in Korea.

Revenue of the segment also increased by €0.8 million, or 0.8%, to €101.0 million in the third quarter of 2014 from €100.2 million in the third quarter of 2013, as a result of increased sales volume offset by some targeted changes in the mix of products sold.

Gross profit of the segment increased by €0.8 million, or 2.5%, to €34.0 million in the third quarter of 2014 from €33.2 million in the third quarter of 2013, in line with the higher sales volume despite an increase in depreciation associated with our elevated capital investment expenditures, consistent with our strategy.

Adjusted EBITDA of the segment remained stable at €26.9 million in the third quarter of 2014 versus €27.0 million in the third quarter of 2013 reflecting gross profit development counterbalanced by investments in technical sales and application support resources. Adjusted EBITDA margin was 26.6% as compared to 26.9% in the third quarter of 2013, consistent with our strategy of developing volume growth while maintaining stable margins.

Rubber Carbon Black

Sales volume of the Rubber Carbon Black segment increased slightly to 195.4 kmt in the third quarter of 2014 from 195.2 kmt in the third quarter of 2013 reflecting increased demand in Europe, North America and Korea, which was offset by weaker demand in Brazil and South Africa.

Revenue of the segment decreased by €7.1 million, or 3.0%, to €228.8 million in the third quarter of 2014 from €235.9 million in the third quarter of 2013 due to decreased selling price primarily associated with the pass-through of lower oil feedstock prices, as well as some targeted mix effects.

Gross profit of the segment increased by €7.7 million, or 21.6%, to €43.3 million in the third quarter of 2014 from €35.6 million in the third quarter of 2013 with an increase in depreciation and amortization associated with additional capital investment expenditures, offset by the pass through effect of declining oil prices, as well as fixed cost savings from the closure of our Portuguese plant.

As a result, adjusted EBITDA of the segment increased by €2.7 million, or 11.3% to €26.3 million in the third quarter of 2014, from €23.7 million in the third quarter of 2013, reflecting the development of gross profit offset by some additional administration charges and other items. Adjusted EBITDA margin rose to 11.5% in the third quarter of 2014 from 10.0% in the third quarter of 2013.

Balance Sheet and Cash Flow

As of September 30, 2014, the Company had cash and cash equivalents of €83.9 million.

The Company’s non-current gross indebtedness as of September 30, 2014 was €664.8 million, comprised of our new term loan liabilities net of €19.0 million transaction costs. Current liabilities to banks as of September 30, 2014 totaled €9.6 million. Net indebtedness was €609.3 million.

Cash inflows from operating activities in the third quarter of 2014 amounted to €58.3 million, consisting of a consolidated loss for the period of €40.8 million, adjusted for depreciation and amortization of €19.2 million, exclusion of finance cost of €67.8 million impacting net income, and a decrease in net working capital of €20.4 million primarily associated with receivables that reflect the beneficial impact of declining oil prices. Net working capital totaled €242.7 million at September 30, 2014, compared to €255.5 million as at June 30, 2014.

Cash outflows from investing activities in the third quarter of 2014 amounted to €17.6 million and comprise expenditures for improvements in the manufacturing network and maintenance projects throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.

Cash outflows for financing activities in the third quarter amounted to €(1.2) million, comprised primarily of our repayment of borrowings in the amount of €(559.6) million, cash received from new term loan financing (net of transaction costs) of €645.7 million, interest payments and early redemption fees of €(66.2) million as well as income received of €15.4 million mainly associated with the hedge of our US dollar denominated indebtedness. Our short term borrowings decreased in third quarter 2014 by €36.7 million.

2014 Full Year Outlook

“As we move into the final quarter of the year, we are experiencing stable trends in our primary geographies. Although the European economy has yet to recover and South America remains weak, the level of demand remains consistent with our prior expectations. Asia Pacific and the US have also performed in line with our prior outlook. Overall we remain well positioned to capture increasing global demand for our products, and are optimistic about the remainder of the year.

“Consistent with this outlook, we reaffirm our outlook and expect full year Adjusted EBITDA to be between €200 million and €207 million for 2014.

Dividend Policy

“We continue to expect strong free cash flow generation for the year and subject to Board approval, we intend to pay a full year dividend of €40 million in the fourth quarter of 2014, (equating to an estimated €0.67 per share). Starting in 2015, we intend to pay dividends on a quarterly basis, as may be declared by the Board of some €10 million per quarter,” said Jack Clem, Chief Executive Officer. No dividend record date has yet been set.

Other factors relevant for 2014 include:

•	59.6 million shares outstanding

•	Underlying tax rate of 35% on pre-tax income

•	Pro forma annualized cost of new financing of ~€35 million (including amortization of transaction costs)

•	Capital Expenditures of~ €58 million

•	Full Year 2014 Depreciation and Amortization ~ €77 million

•	In order to improve our group effective tax rate, we are now able to realign our internal financing arrangements. We intend to reflect a one-time, non-cash accounting entry of €10 million in the quarter ending December 31, 2014. A portion of equity reserves within equity are to be reclassified through financial expense. This adjustment will have no net impact on total equity.

Conference Call

As previously announced, Orion will hold a conference call tomorrow, Friday November 14, 2014, at 8:30 a.m. (ET). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689

A replay of the conference call may be accessed by phone at the following numbers through November 21, 2014:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13593535

Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.

To learn more about Orion, please visit the company’s Web site at www.orioncarbons.com. Orion uses its Web site as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s Web site and is readily accessible.

About Orion Engineered Carbons

Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information visit our website

Forward Looking Statements

This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2014 Full Year Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in the Prospectus. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement– including the “2014 Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.

Non-IFRS Financial Measures Reconciliations

In this release we refer to Adjusted EBITDA and Contribution Margin which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.

Contribution Margin is calculated by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Contribution Margin to the most directly comparable IFRS measure:

Interim condensed consolidated statement of financial position of

Orion Engineered Carbons S.A.

as at September 30, 2014 – unaudited

	Sep 30, 2014	Dec 31, 2013
A S S E T S
	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	114,817	125,501
Property, plant and equipment	343,578	333,454
Investment in joint ventures	4,483	4,608
Other financial assets	7,678	1,691
Other assets	2,675	4,119
Deferred tax assets	51,326	43,105

	573,068	560,990

Current assets
Inventories	142,747	123,171
Trade receivables	222,707	197,623
Emission rights	—	1,977
Other financial assets	4,349	637
Other assets	37,085	40,151
Income tax receivables	11,755	11,938
Cash and cash equivalents	83,911	70,478

	502,554	445,975

	1,075,622	1,006,965

	Sep 30, 2014	Dec 31, 2013
E Q U I T Y A N D L I A B I L I T I E S
	In EUR k	In EUR k
Equity
Subscribed capital	59,635	43,750
Reserves	81,279	(99,048)
Profit or loss for the period	(47,629)	(18,953)

	93,285	(74,251)

Non-current liabilities
Pension provisions	42,221	35,943
Other provisions	14,714	15,014
Liabilities to shareholders	—	256,161
Financial liabilities	664,733	538,175
Other liabilities	2,080	1,368
Deferred tax liabilities	45,695	43,797

	769,443	890,458

Current liabilities
Other provisions	40,104	44,268
Liabilities to banks	9,577	2,103
Trade payables	122,691	99,511
Other financial liabilities	6,763	15,828
Income tax liabilities	13,030	5,969
Other liabilities	20,730	23,079

	212,895	190,758

	1,075,622	1,006,965

Interim condensed consolidated income statements

of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014 and 2013 - unaudited

	July 1 to Sep 30, 2014	July 1 to Sep 30, 2013	Jan 1 to Sep 30, 2014	Jan 1 to Sep 30, 2013
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	329,808	336,054	1,001,565	1,027,764
Cost of sales	(252,466)	(267,244)	(773,581)	(813,830)

Gross profit	77,342	68,810	227,984	213,934

Selling expenses	(23,790)	(21,709)	(74,185)	(69,399)
Research and development costs	(3,280)	(2,347)	(9,338)	(7,710)
General and administrative expenses	(14,114)	(12,261)	(39,906)	(37,764)
Other operating income	438	1,784	2,921	7,409
Other operating expenses	(9,112)	(6,449)	(24,707)	(24,548)

Operating result (EBIT)	27,484	27,827	82,769	81,922

Finance income	24,592	8,532	27,591	255
Finance costs	(92,396)	(26,450)	(147,522)	(74,204)
Share of profit or loss of joint ventures	180	84	345	182

Financial result	(67,624)	(17,834)	(119,586)	(73,767)

Profit or loss before income taxes	(40,140)	9,993	(36,817)	8,155

Income taxes	(641)	(4,522)	(10,812)	(10,154)

Profit or loss for the period	(40,781)	5,471	(47,629)	(1,999)
Earnings per Share (EUR per share)*, basic	(0.68)	0.09	(0.80)	(0.03)
Earnings per Share (EUR per share)*, diluted	(0.68)	0.09	(0.80)	(0.03)

*	Based on 59,635,126 actual shares as of September 30, 2014.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2014	2013	2014	2013
Adjusted EBITDA	53,232	50,631	159,201	147,594
Share of profit of joint venture	(180)	(84)	(345)	(182)
Restructuring expenses (1)	(860)	(2,172)	(3,007)	(7,647)
Consulting fees related to Group strategy (2)	(1,686)	(2,537)	(3,864)	(8,223)
Expenses related to capitalized emission rights	—	(147)	—	(2,706)
Other non-operating (3)	(3,833)	(257)	(12,144)	(668)
EBITDA	46,673	45,434	139,841	128,168
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,189)	(17,608)	(57,073)	(46,247)
Earnings before taxes and finance income/costs (operating result (EBIT))	27,484	27,827	82,769	81,922
Other finance income	24,592	8,532	27,591	255
Share of profit of joint ventures	180	84	345	182
Finance costs	(92,396)	(26,450)	(147,522)	(74,204)
Income taxes	(641)	(4,522)	(10,812)	(10,154)
Profit or loss for the period	(40,781)	5,471	(47,629)	(1,999)

(1)	Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3)	Other non-operating expenses in 2014 include now in particular all IPO related costs.